UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MORPHOSYS AG

(Name of Subject Company (Issuer))

NOVARTIS BIDCO AG

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Ordinary Shares, no Par Value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Karen L. Hale
Chief Legal Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
Fax: +41-61-324-7826

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000

April 12, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis BidCo AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,360,100
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,360,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,360,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 11.56%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 37,716,423 outstanding bearer shares (“Shares”) with no-par value of MorphoSys AG (the “Issuer”).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis Pharma AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,360,100
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,360,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,360,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 11.56%(2)

14.	Type of Reporting Person (See Instructions) CO

(2) The calculation of the foregoing percentage is based on 37,716,423 outstanding Shares.

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,360,100
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,360,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,360,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 11.56%(3)

14.	Type of Reporting Person (See Instructions) CO

(3) The calculation of the foregoing percentage is based on 37,716,423 outstanding Shares.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to all of the outstanding bearer shares with no-par value (“Shares”) of MorphoSys AG (the “Issuer”), a stock corporation (Aktiengesellschaft) established under German law, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Act”). The principal executive offices of the Issuer are located at Semmelweisstraße 7, 82152 Planegg, Germany.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer Document (as defined in Item 2).

Item 2. Identity and Background

This Schedule 13D is filed by Novartis BidCo AG (the “Purchaser”), Novartis Pharma AG and Novartis AG, each a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland. As the parent of Novartis BidCo AG, Novartis Pharma AG may be deemed to beneficially own these shares, and as the parent of Novartis Pharma AG, Novartis AG may be deemed to beneficially own these shares. The Purchaser, Novartis Pharma AG and Novartis AG are together referred to herein as the “Reporting Persons.”

The Purchaser was not engaged in any business activity immediately prior to amending its articles of association on February 5 and being published in the Swiss Official Gazette of Commerce on February 9, 2024, while under the name Novartis data42 AG (see the information under the section “Description of the Bidder, Its Shareholder Structure and Novartis–Legal basis and capital structure of the Bidder” of the Offer Document (as defined below)). The Purchaser’s corporate purpose includes, inter alia, to acquire, hold and manage shareholdings of any kind.

Novartis Pharma AG, a stock corporation (Aktiengesellschaft) incorporated under the laws of Switzerland, is the 100% direct owner of Novartis BidCo AG and may be deemed to beneficially own the shares of common stock held by Novartis BidCo AG.

Novartis AG is specialized in the research, development, manufacturing, distribution, and commercialization and sale of innovative medicines, with a focus on four core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; and oncology, as well as established brands. Novartis AG is the 100% direct owner of Novartis Pharma AG and indirect owner of Novartis BidCo AG and may be deemed to beneficially own the shares of common stock held by Novartis Pharma AG and Novartis BidCo AG. The address of the principal business office of each of Novartis BidCo AG, Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) of the Act. The joint filing agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the other persons listed on Schedule A hereto has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Persons, in each case as of the date hereof, are set forth in Schedule A hereto and incorporated herein by reference.

On February 5, 2024, pursuant to a business combination agreement entered into among the Purchaser and Novartis AG and the Issuer on that date (the “Business Combination Agreement”), the Purchaser announced its intention to commence an offer (together with any amendments or supplements thereto, the “Offer”) to acquire all Shares at a purchase price of EUR 68.00 per Share (the “Offer Price”) in cash, without interest and subject to any withholding tax. On April 11, 2024, the Purchaser commenced the Offer following the filing of required tender offer documentation (the “Offer Document”) and following approval of the publication of the Offer Document by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin). The initial acceptance period for the Offer (the “Acceptance Period”) commenced on April 11, 2024, and will expire on May 13, 2024, unless extended. Among other things, the Offer conditioned upon the total sum of Shares (i) for which the acceptance of the Offer has been effectively declared during the Acceptance Period and for which no withdrawal of the agreement entered into as a result of the acceptance of the Offer has been effectively declared (“Tendered Shares”), (ii) for which the acceptance of the Offer has been declared during the Acceptance Period but only becomes effective after the end of the Acceptance Period by re-booking as Tendered Shares, (iii) held by the Bidder Entities or persons acting jointly with the Bidder pursuant to Section 2 para. 5 of the German Takeover Act, (iv) attributed to the Bidder or a person acting jointly with the Bidder pursuant to Sec. 2 para. 5 WpÜG under Section 30 of the German Takeover Act, and/or (v) for which the Bidder or persons acting jointly with the Bidder within the meaning of Sec. 2 para. 5 WpÜG have concluded an unconditional or conditional agreement outside of the Offer which entitles them to demand the transfer of title to these Shares within the meaning of Sec. 31 para. 6 WpÜG; equals at least 65% of the Issuer’s issued Shares (excluding Shares held in treasury), issued as of the expiration of the Acceptance Period (the “Minimum Acceptance Condition”).

From April 12, 2024, through 4:09 a.m. New York time on April 16, 2024, the Purchaser purchased 4,360,100 Shares in the open market.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of EUR 2,586,850,356.00 for the acquisition of the 38,041,917 Shares pursuant to the Offer (or in additional purchases outside the Offer) is currently anticipated to be funded with cash and committed funds, which will be made available to Purchaser (directly or indirectly) in the form of equity capital and/or shareholder loans or similar instruments for this purpose by Novartis AG.

Item 4. Purpose of Transaction

General

The purpose of the transactions reported in this Schedule 13D was the acquisition of Shares consistent with the previously announced Offer.

The Reporting Persons and the Purchaser have obtained exemptive relief under Rule 14e-5 of the Act from the United States Securities and Exchange Commission permitting them (or financial institutions on their behalf) to make purchases of Shares in open market transactions, privately negotiated transactions, or otherwise outside of the Offer, from and after the date of announcement of the Offer and during the Offer, outside of the United States, subject to certain conditions.

In the event that the Offer is not successful, the Reporting Persons intend to review the performance of their investment in the Issuer reported on this Schedule 13D from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Shares, the prospects for success of the Offer, the conditions in the securities markets and general economic and industry conditions, as well as the benefits of diversification and the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. The Reporting Persons may purchase additional equity in the Issuer or may dispose of some or all of their holdings in the open market, in public offerings, in private negotiated transactions or in other transactions, including derivative transactions.

Management Board

If the Offer is successful, the Purchaser, Novartis Pharma AG and Novartis AG would work with the members of the Management Board to develop a detailed integration plan. Subject to and until the possible conclusion of a DPLTA (as defined and described below), the Purchaser, Novartis Pharma AG and Novartis AG do not intend to issue instructions to the Management Board.

Supervisory Board

The Issuer’s Supervisory Board currently consists of six members elected by the shareholders in accordance with German law. If the Offer is successful or the Reporting Persons otherwise acquire sufficient Shares to do so, the Purchaser, Novartis Pharma AG and Novartis AG intend to have a representation on the Supervisory Board which reflects their shareholding following the completion of the Offer. The Purchaser, Novartis Pharma AG and Novartis AG intend their representatives to be appointed in accordance with a respective resolution of MorphoSys’ shareholders’ meeting and/or by the competent court pursuant to Sec. 104 AktG. The Purchaser and the Issuer expect such appointment to become effective as of the date the resignation of certain current Supervisory Board members becomes effective.

Domination and Profit and Loss Transfer Agreement

If the Offer is successful, the Purchaser, Novartis Pharma AG and Novartis AG would enter into a domination and profit and loss transfer agreement (“DPLTA”) with the Issuer. Upon effectiveness of the DPLTA, the Purchaser would be entitled to give binding instructions to the Management Board with regard to the management of the Issuer and, thus, to exercise control over the Issuer’s management. The DPLTA would provide, amongst other things, for an obligation of the Purchaser (i) to acquire any Shares held by minority the Issuer’s Shareholders, at their request, against payment of an adequate compensation (Abfindung) in cash (the “DPLTA Cash Compensation”) and (ii) to compensate the remaining minority Issuer’s Shareholders whose Shares are not be acquired pursuant to item (i) by paying an annually recurring compensation (Ausgleich) (the “Recurring DPLTA Payment”).

The amounts of the DPLTA Cash Compensation and the Recurring DPLTA Payment would be agreed upon by the Purchaser and Issuer in the DPLTA as validated by a court-appointed appraiser (Vertragsprüfer) who must review the DPLTA and issue a written report (Prüfungsbericht) on its findings (the “Appraiser Review Report”). The DPLTA valuation must be based on the circumstances prevailing at the time when the Issuer’s general meeting passes the relevant resolution on the DPLTA.

Delisting and Deregistration

If the Offer is successful, the Purchaser, Novartis Pharma AG and Novartis AG would, as soon as reasonably possible, to effect the delisting of the Shares and the ADSs from Nasdaq as well as the deregistration of the Shares under the Act (the “Delisting”).

As a requirement of a Delisting, a delisting tender offer pursuant to Sec. 39 para. 2 BörsG would have to be made to all remaining minority shareholders of the Issuer. The Purchaser expects the mandatory offer price of the delisting offer to be equal to the Offer Price. Any such delisting tender offer will also be made in accordance the U.S. Offer Rules.

Termination of the ADS Deposit Agreement

In connection with the Delisting, the Issuer would terminate the amended and restated deposit agreement among the Issuer, the ADS Depositary and owners and holders of the Issuer’s ADSs, dated as of April 18, 2018 (the “ADS Deposit Agreement”), pursuant to which the ADS Depositary maintains an ADS facility for the Shares.

When the ADS Deposit Agreement is terminated, holders of the Issuer’s ADSs would only have the right to receive the Shares underlying the ADSs upon surrender of the ADSs and payment of applicable fees of the ADS Depositary. At any time after the date of termination, which shall be at least ninety (90) days following dissemination to the ADS Holders of a notice of termination, the ADS Depositary may sell the remaining deposited Shares held under the ADS Deposit Agreement and hold the proceeds of such sale for the benefit of holders of the ADSs that have not been surrendered.

Squeeze-out under stock corporation law, merger squeeze-out under transformation law

In the event that, following completion of the Offer, the Purchaser holds at least (i) 95% (squeeze-out under stock corporation law) or (ii) 90% (merger squeeze-out under transformation law) of the share capital with voting power of the Issuer, the Purchaser, Novartis Pharma AG and Novartis AG would pursue a squeeze-out (i.e., the transfer of the Shares held by the Issuer’s Shareholders who have not accepted the Offer to the Purchaser as the principal shareholder (Hauptaktionär)) in return for payment of an appropriate cash settlement pursuant to (A) Secs. 327a et seqq. AktG (squeeze-out under stock corporation law), or (B) Secs. 62 para. 5 UmwG, 327a et seqq. AktG (merger squeeze-out under transformation law).

Other Corporate Measures

If the Offer is successful, the Purchaser would have the voting majority at the general meeting and could, depending on the acceptance rate, also have the necessary voting majority to enforce all important structural and other measures under corporate law at the general meeting of the Issuer.

Other than as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof, have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals). The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b)—The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has beneficial ownership of any Shares.

(c)—None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 hereof, has engaged in any transaction during the past 60 days in, any Shares, except as set forth on Schedule B or otherwise described in this Schedule 13D.

(d)— Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, none of the Reporting Persons nor any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e)—Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Business Combination Agreement

On February 5, 2024, the Reporting Persons entered into the Business Combination Agreement with the Issuer pursuant to which the Purchaser is offering to purchase Shares in the Offer at EUR 68.00 per Share in cash, without interest and subject to any withholding tax.

References to, and descriptions of, the Business Combination Agreement described above are qualified in their entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety.

Other Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Novartis AG has retained Deutsche Bank Aktiengesellschaft to be the Settlement Agent, The Bank of New York Mellon to be the ADS Tender Agent and Georgeson, a trading name of Computershare Investor Services PLC, to be the Information Agent (the “Information Agent”) in connection with the Offer.

The Settlement Agent, the ADS Tender Agent and the Information Agent each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Except as set forth above, neither Novartis AG nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Settlement Agent, the ADS Tender Agent and the Information Agent) in connection with the solicitation of tenders of the Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees will, upon request, be reimbursed by Novartis AG for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Novartis AG by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Novartis AG.

Except as set forth in this Schedule 13D, the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed on Schedule A, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated April 18, 2024.
Exhibit 2	Power of Attorney for Novartis AG, dated April 9, 2024 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO-T filed by Novartis AG with the U.S. Securities and Exchange Commission on April 11, 2024).
Exhibit 3	Power of Attorney for Novartis Bidco AG, dated April 9, 2024 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO-T filed by Novartis AG with the U.S. Securities and Exchange Commission on April 11, 2024).
Exhibit 4	Business Combination Agreement between Novartis AG, Novartis BidCo AG (formerly Novartis data24 AG) and MorphoSys AG dated as of February 5, 2024 (incorporated herein by reference to Exhibit (d)(1) of the Schedule TO).
Exhibit 5	Offer Document published April 11, 2024 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO).

THE INFORMATION IN THIS SCHEDULE 13D IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE TERMS AND CONDITIONS OF THE OFFER HAVE BEEN PUBLISHED IN THE OFFER DOCUMENT AFTER THE PERMISSION OF THE GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BUNDESANSTALT FUR FINANZDIENSTLEISTUNGSAUFSICHT, BAFIN) WAS OBTAINED ON APRIL 11, 2024. PURCHASER AND NORVARTIS ALSO HAVE FILED A TENDER OFFER STATEMENT ON SCHEDULE TO (THE “TENDER OFFER STATEMENT”) WITH THE SECURITIES EXCHANGE COMISSION (THE “SEC”) WITH RESPECT TO THE OFFER. INVESTORS AND HOLDERS OF SHARES ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE OFFER FILED BY PURCHASER AND NOVARTIS AG WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND HOLDERS OF SHARES WILL BE ABLE TO RECEIVE THESE DOCUMENTS FREE OF CHARGE AT THE SEC’S WEB SITE (HTTP://WWW.SEC.GOV), OR AT NOVARTIS AG’S WEB SITE (HTTPS://WWW.NOVARTIS.COM).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 2024

NOVARTIS BIDCO AG

By:	/s/ Daniel Weiss	/s/ Christian Rehm
	Name: Daniel Weiss	Name: Christian Rehm
	Title: As Authorized Signatory	Title: As Authorized Signatory

NOVARTIS PHARMA AG

By:	/s/ Lukas Foertsch	/s/ Luca Hammel
	Name: Lukas Foertsch	Name: Luca Hammel
	Title: As Authorized Signatory	Title: As Authorized Signatory

NOVARTIS AG

By:	/s/ David Quartner	/s/ Lukas Gilgen
	Name: David Quartner	Name: Lukas Gilgen
	Title: As Attorney	Title: As Attorney

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG, NOVARTIS PHARMA AG AND NOVARTIS BIDCO AG

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Simon Moroney, D.Phil.	Vice Chairman of the Board of Directors	Independent Director	German/New Zealander

Nancy C. Andrews, M.D., Ph.D.	Director	Professor in residence of pediatrics, Harvard Medical School, US; Executive vice president and chief scientific officer, Boston Children’s Hospital, US; Dean emerita, Duke University School of Medicine, and vice chancellor emerita for academic affairs, Duke University, US	American/Swiss

Ton Buechner	Director	Independent Director	Dutch/Swiss

Patrice Bula	Director	Lead Independent Director	Swiss

Elizabeth (Liz) Doherty	Director	Audit Committee Financial Expert	British/Irish

Bridgette Heller	Director	Co-founder and Chief Executive Officer, Shirley Proctor Puller Foundation, US	American

Daniel Hochstrasser	Director	Attorney-at-law, Daniel Hochstrasser AG, Switzerland	Swiss

Frans van Houten	Director	Independent Director	Dutch

Ana de Pro Gonzalo	Director	Audit Committee Financial Expert	Spanish

Charles L. Sawyers, M.D.	Director	Chair of the human oncology and pathogenesis program, Memorial Sloan Kettering Cancer Center, US; Professor of medicine, and professor of cell and developmental biology, Weill Cornell Graduate School of Medical Sciences, US; Investigator, Howard Hughes Medical Institute, US	American

William T. Winters	Director	CEO, Standard Chartered PLC, UK	British/American

John D. Young	Director	Independent Director	British/American

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis BidCo AG and (ii) the business address of each director and executive officer of Novartis BidCo AG is Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis Pharma AG	Present Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	Chair of the Board of Directors	Chairman of the Board of Directors	German

Karen L Hale	Director	Chief Legal Officer of Novartis AG	American

Harry Kirsch	Director	Chief Financial Officer of Novartis AG	German/Swiss

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS BIDCO AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis BidCo AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis BidCo AG and (ii) the business address of each director and executive officer of Novartis BidCo AG is Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis BidCo AG	Present Principal Occupation	Citizenship

Daniel Andreas Weiss	Chair of the Board of Directors	Global Head Treasury of Novartis AG	Swiss

Bertrand Richard René Bugnon	Director	Head International Treasury of Novartis AG	Swiss/Italian

Christian Rehm, Ph.D.	Director	Head Corporate and Finance Legal of Novartis AG	Swiss

Schedule B

The following table lists purchases of the Issuer’s Shares made by the Reporting Persons and the persons named in Item 2 of this Schedule 13D in the open market during the past 60 days.

Name	Date	Number of Shares	Price per Share
Novartis BidCo AG	April 12, 2024	2,023,370	EUR 67.91	(1)
Novartis BidCo AG	April 15, 2024	1,267,646	EUR 67.95	(2)
Novartis BidCo AG	April 16, 2024	1,069,084	EUR 67.95	(3)

Notes:

(1) This transaction was executed in multiple trades at prices ranging from EUR 67.55 to EUR 67.95. The price per share reflects the weighted average price.

(2) This transaction was executed in multiple trades at prices ranging from EUR 67.90 to EUR 67.95. The price per share reflects the weighted average price.

(3) This transaction was executed in multiple trades at prices ranging from EUR 67.90 to EUR 67.95. The price per share reflects the weighted average price.

The Reporting Persons and the persons named in Item 2 of this Schedule 13D have not purchased any of the Issuer’s Shares in privately negotiated transactions during the past 60 days.